
Mail Stop 3720

November 20, 2009

John Schoen
Chief Financial Officer
PCTEL, Inc.
471 Brighton Drive
Bloomingdale, IL 60108

> **Re: PCTEL, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Documents Incorporated Therein by Reference**
> **File No. 0-27115**

Dear Mr. Schoen:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2008

9. Income Taxes, page 61

1. We note that you reversed the valuation allowance during 2008 because you believe your projected income will be more than adequate to offset the deferred tax assets remaining after the disposition of the Sigma assets in the third quarter of 2008. Tell us in more detail why you believe your reversal of the valuation allowance is appropriate and refer to your basis in the accounting literature. Also, explain why you believe your significant reversals in 2007 and 2006 were appropriate. Your response should address your continued losses from operations during 2009.

Definitive Proxy Statement filed April 28, 2009

Summary of the 2008 Short Term Incentive Plan, page 28

2. In future filings, please explain how the compensation committee determines the "maximum potential bonus" for each named executive officer.

3. We note that organizational unit goals were used to determine short term incentive plan awards for certain of your named executive officers. In future filings please disclose the performance targets and goals for each named executive officer. See Item 402(b)(2)(v) of Regulation S-K.

4. We note that the named executive officers were awarded materially different percentages of their maximum potential bonus under the 2008 Short Term Incentive Plan. In future filings please clarify whether the differing awards are solely attributable to the use of the organizational unit performance goals identified on page 28 for certain officers. If the Compensation Committee considers other factors in its determination of short term incentive awards, please provide more analysis of such factors. See Items 402(b)(2)(v) and (vi) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Paul Fischer, Attorney-Advisor at (202) 551-3415 with any other questions.

Sincerely

/s Paul Fischer, for

Larry Spirgel
Assistant Director